

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 8, 2015

Amy R. Agress
Vice President, General Counsel and Secretary
Innodata Inc.
Three University Plaza
Hackensack, New Jersey 07601

      Re: Innodata Inc.
              Registration Statement on Form S-3
              Response dated November 18, 2015
              File No. 333-207524

Dear Ms. Agress:

      We have reviewed your response letter dated November 18, 2015 and have the following comments. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2015 letter.

General

1.   We note your response to prior comment 1 that you are relying on General Instruction I.B.6. of Form S-3 in filing the registration statement. Please revise to provide the disclosure required by Instruction 7 to General Instruction I.B.6.

Exhibit 23.1

2.   Please have your independent registered public account update its consent.

      You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3457, with any questions.

                             Sincerely,

                             /s/ Maryse Mills-Apenteng

                             Maryse Mills-Apenteng
                             Special Counsel
                             Office of Information Technologies
                             and Services

cc: Oscar Folger, Esq.
       Folger & Folger